October 18, 2011


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 832
               Convertible & Income Portfolio of Funds, Series 14
                              File No. 333-176917
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 Dear Mr. Bartz:

     This letter is in response to the questions and comments that you raised during our telephone conversation on October 12, 2011 regarding the registration statement on Form S-6 for the Guggenheim Defined Portfolios, Series 832, filed with the Securities and Exchange Commission (the "Commission") on September 19, 2011. The registration statement offers the Convertible & Income Portfolio of Funds, Series 14 (the "Trust"). This letter serves to respond to your comments.

Comment 1

     Please add disclosure to the "Principal Investment Strategy" section in the Prospectus that describes the Trust's investment in shares of closed-end investment companies ("Closed-End Funds") and an exchange-traded fund ("ETF") that invest in foreign securities.

Response to Comment 1

     The Prospectus has been revised to include this disclosure.

Comment 2

     Under the heading "Principal Investment Strategy" in the Prospectus, please describe the credit standards and maturity range of the fixed-income securities held by the Closed-End Funds and ETF in the Trust.

Response to Comment 2

     The following disclosure has been added to the "Principal Investment Strategy" section of the Prospectus:

     "The Closed-End Funds and ETF included in the trust's portfolio invest in a wide range of convertible securities and debt securities rated below-investment grade through investment grade. High-yield, below-investment grade securities or "junk" bonds are considered to be speculative and are subject to greater market and credit risks than investment-grade securities. Please see "Principal Risks" and "Investment Risks" for additional information concerning the risks associated with investing in high-yield securities or "junk" bonds.

     The Closed-End Funds and ETF included in the trust's portfolio invest in convertible securities and debt securities with short-term, medium-term and long-term maturities. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes. See "Principal Risks" and "Investment Risks" for additional information concerning the risks associated with investing in fixed-income securities of short and long-term durations."

Comment 3

     Please revise the risk disclosure under "Principal Risks" to indicate that the ETF held by the Trust invests in high-yield securities or "junk" bonds.

Response to Comment 3

     The Prospectus has been revised to include this disclosure.

     Please call me at (312) 845-3418 if you have any questions or issues you would like to discuss regarding these matters.

                                                                Sincerely yours,

                                                          CHAPMAN AND CUTLER LLP

                                                         By: /s/ Mark Czarniecki

                                                                 Mark Czarniecki